Exhibit 21
LIST OF OFFICE DEPOT INC.’S SIGNIFICANT SUBSIDIARIES

Name	Jurisdiction of Incorporation
Eastman Office Supplies, Inc.	Delaware
OD International, Inc.	Delaware
The Office Club, Inc.	California
Office Depot of Texas, L.P.	Delaware
Viking Office Products, Inc. (1)	California
Office Depot International BV (2)	Netherlands

(1)	Includes 6 subsidiaries in the same line of business

(2)	Includes 76 subsidiaries in the same line of business